Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com
Laura E. Flores
202.739.5684
lflores@morganlewis.com
July 22, 2011
VIA Edgar Correspondence
Mr. Richard Pfordte
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Rydex ETF Trust (the “Trust”) — Post Effective Amendment No. 19 (File Nos. 333-101625 and 811-21261)
Dear Mr. Pfordte:
This letter responds to your comments conveyed to us during a telephone conference on July 7, 2011 relating to the Trust’s Post-Effective Amendment No. 19 (“PEA No. 19”), filed on May 9, 2011. The purpose of PEA No. 19 was to introduce the following new series to the Trust: the Rydex S&P MidCap 400 Equal Weight ETF and the Rydex S&P SmallCap 600 Equal Weight ETF. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds’ Prospectus and/or Statement of Additional Information (“SAI”).
Prospectus Comments:
1.	Comment. In the Funds’ Prospectus and SAI, please distinguish between principal and non-principal risks.

Response. All of the risks disclosed in the Funds’ Prospectus are considered principal risks of investing in the Funds and labeled accordingly. The Funds’ SAI currently distinguishes between “Principal Investment Policies, Techniques and Risk Factors” and “Non-Principal Investment Policies, Techniques and Risk Factors.” Therefore, we have not made any changes to the Funds’ Prospectus and SAI disclosure.

2.	Comment. Please clarify in each Fund’s “Principal Investment Strategies” disclosure the types of equity securities that comprise the Underlying Indices.
Response. We have revised the disclosure for each Fund as follows (new disclosure appears in bold):
“The S&P MidCap 400® Equal Weight Index is an unmanaged equal-weighted version of the S&P MidCap 400® Index, which covers over 7% of the U.S. equity market and measures the

Mr. Richard Pfordte
July 22, 2011

performance of the mid-cap segment of the U.S. equity universe. The S&P MidCap 400® Index consists of U.S. common equities listed on the New York Stock Exchanges (including NYSE Arca and NYSE Amex) and NASDAQ, and also may include equity interests in real estate investment trusts (REITs) and business development companies (BDCs). The S&P MidCap 400® Equal Weight Index generally represents medium-capitalization companies with capitalizations ranging from $360 million to $9.86 billion as of March 31, 2011.”
“The S&P SmallCap 600® Equal Weight Index is an unmanaged equal-weighted version of the S&P SmallCap 600® Index, which covers approximately 3% of the domestic equities universe and measures the performance of the small-cap segment of the market. The S&P SmallCap 600® Index consists of U.S. common equities listed on the New York Stock Exchanges (including NYSE Arca and NYSE Amex) and NASDAQ, and also may include equity interests in real estate investment trusts (REITs) and business development companies (BDCs). The S&P SmallCap 600® Equal Weight Index generally represents small-capitalization companies with capitalizations ranging from $40 million to $3.87 billion as of March 31, 2011.”
3.	Comment. Please disclose how closely the Funds anticipate correlating with their underlying indices.
Response. Each Fund’s Summary section currently includes the following disclosure: “The Advisor expects that, over time, if the Fund has sufficient assets, the correlation between the Fund’s performance, before fees and expenses, and that of the Underlying Index will be 95% or better. A figure of 100% would indicate perfect correlation.” Therefore, we have not made any changes to the Funds’ Prospectus disclosure.
4.	Comment. In each Fund’s Item 4, please briefly describe the significance of an “equal weighted” index. In particular, please explain that it provides broader exposure to the index constituents.
Response. We have added the following disclosure to the second paragraph of each Fund’s “Principal Investment Strategies” section: “In general, the equal weighting provided by the Fund’s Underlying Index provides equal representation for all securities at the Underlying Index’s rebalance interval(s), thereby providing broader exposure to the majority of securities in the Underlying Index than typically may be found in the Underlying Index’s market capitalization weighted counterpart.”
5.	Comment. We note that the Funds’ registration statement as filed does not have completed fee tables. For all future filings, please ensure that the registration is complete prior to filing with the SEC.
Response. We acknowledge that the Funds’ registration statement as filed did not include completed fee tables. Typically, our client prefers to not include the fee amounts in the fee tables for the Funds’ Rule 485(a) filing either because certain of the fee calculations are not final or because including such fee information in the 485(a) filing may provide a competitive advantage to other fund complexes offering similar products. To the extent neither of these concerns is present; we will make a concerted effort to complete all fee information in the Funds’ future 485(a) filings.

Mr. Richard Pfordte
July 22, 2011

6.	Comment. Please confirm that the reference to “derivatives thereof” in each Fund’s 80% policy is consistent with the Funds’ exemptive relief and explain what types of derivatives are permitted by the Funds’ exemptive relief.
Response. We confirm that the Funds’ exemptive relief permits the Funds’ to invest up to 20% of their respective assets in “Financial Instruments.” Financial Instruments consist of “futures contracts, options, equity caps, collars and floors, swap agreements, forward contracts, and reverse repurchase agreements.” Please see In the Matter of Rydex ETF Trust, et al., Investment Company Act Release Nos. 25948 (Feb. 27, 2003)(notice) and 25970 (Mar. 25, 2003)(order), amended by Investment Company Act Release Nos. 27183 (Dec. 8, 2005) (notice) and 27202 (Jan. 4, 2006)(order) and by Investment Company Act Release Nos. 27703 (Feb. 20, 2007)(notice) and 27754 (Mar. 20, 2007)(order).
7.	Comment. Please change the notice policy for a change to the Funds’ investment objectives from 30 days to 60 days as the Funds are subject to Rule 35d-1.
Response. Consistent with Rule 35d-1 under the Investment Company Act of 1940, the Funds’ Prospectus currently discloses that “[e]ach Fund’s investment policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities included in its Underlying Index or a representative sample thereof is a non-fundamental policy that can be changed by the Fund upon 60 days’ prior notice to shareholders.” To prevent any confusion on the part of shareholders, we have deleted the disclosure concerning notice provided in connection with a change to the Funds’ non-fundamental investment objective.
* * *
I hereby acknowledge on behalf of Rydex ETF Trust (the “Trust”) that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.
Sincerely,
/s/ Laura E. Flores
Laura E. Flores
cc:	Amy Lee, Esq. Joanna Haigney W. John McGuire, Esq.